

Mail Stop 4628

January 3, 2017

Barton R. Brookman
President and Chief Executive Officer
PDC Energy, Inc.
1775 Sherman Street, Suite 3000
Denver, CO 80203

> **Re: PDC Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 20, 2016**
> **File No. 333-215198**

Dear Mr. Brookman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Langford at (202) 551-3193 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: John Elofson, Esq.
        Davis Graham & Stubbs LLP